

December 8, 2017

<u>Via E-mail</u>
Hideo Tanimoto
Representative Director and President
Kyocera Corporation
6, Takeda Tobadono-cho, Fushimi-ku
Kyoto 612-6501, Japan

      Re: **Kyocera Corporation**
             Form 20-F for the Fiscal Year Ended March 31, 2017
             Filed June 28, 2017
             File No. 1-07952

Dear Mr. Tanimoto:

      We refer you to our comment letter dated November 14, 2017, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance